Threadmark LP

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of
1934
December 31, 2018

Threadmark LP
Table of Contents
As of December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Threadmark LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue 12 Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Chapman 44(0) 20 7647 8364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Chapman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Threadmark LP, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF ENGLAND, COUNTY OF LONDON

WENDY YUK WAH SYMON - NOTARY PUBLIC
My commission expires with life
9 Carlos Place London W1K 3AT
44 (0) 20 7499 2605
www.notarypublicinlondon.com
notary@notarypublicinlondon.com

Signature

CCO

Title

Notary Public February 27, 2019 at LONDON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Threadmark LP, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Threadmark LP's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 25, 2019

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

Threadmark LP
Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash	680,986
Prepaid Expenses	32,056
Due From Related Party	808,772
Total Assets	$ 1,521,814

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts Payable and Accrued Expenses	126,326
Partners' Equity	1,395,488
Total Liabilities and Partners' Equity	$ 1,521,814

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

    Threadmark LP (the "Partnership") was formed on April 22, 2014. The General Partner is Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    The following is a summary of the significant accounting policies followed by the Partnership.

    Revenue Recognition
    Effective January 1, 2018 The Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers and the additional related ASUs (ASC"606"), which replaces existing revenue guidance and outlines a single set of comprehensive principles for recognizing revenue under GAAP. We elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported.

    The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company's goods and services and will provide the financial statement readers with enhanced disclosures.

    These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate.

Revenue Recognition (continued)

Step 1: Identify the contract with the customer
Step 2: Identify the performance obligation in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations
Step 5: Recognize revenue as the Company satisfies a performance obligation

Fees Receivable
The Partnership carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

As of January 1, 2018 and during the year the Partnership had no contract assets or contract liabilities. As of December 31, 2018, the Partnership had no contract assets or contract liabilities.

Income Taxes
The partners report the Partnership's income or loss on their income tax returns. Accordingly no provision for federal and state income taxes has been recorded.

Accounting Developments
In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company believes the impact of the ASUs is minimal.

3. **Related party transactions**

During the period ended December 31, 2018, the Partnership recognized 100% of its revenue from affiliated companies, Threadmark LLP (LLP) and Threadmark Partners Limited (PL), for which there are agreements in place. These affiliated companies are related through common ownership and management.

The Partnership shared general and administrative expenses with LLP and PL, under an Expense Sharing Agreement. Pursuant to this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2018 the Partnership was allocated expenses totaling $247,450.

At December 31, 2018, the Company was owed $808,772 from PL.

4. <u>**Concentrations**</u>

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

5. <u>**Commitments**</u>

The Partnership has office space at two locations pursuant to operating lease agreements. One operating lease has a term which expires August 31, 2020. Future minimum payments due under this lease are $62,200 and $40,800 for 2019 and 20120 respectively. Future minimum payments due under the other operating lease total approximately $22,000 for 2019. This total includes 1 year requirement under an expense sharing agreement which may be terminated with 3 months' notice.

6. <u>**Net Capital Requirement**</u>

The Partnership as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 12 to 1.

At December 31, 2018, the Partnership's net capital was $554,660, which was $546,238 in excess of its minimum requirement of $8,422 under SEC Rule15c3-1.